# *USA VIDEO INTERACTIVE CORP.*

October 21, 2004

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

04045792

RECEIVED
2004 OCT 28 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Securities and Exchange Commission**
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

**FILE #82-1601**

Dear Sir/Madam:

**Re: USA Video Interactive Corp. (the *"Company"*)**
**News Release**

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

***USA VIDEO INTERACTIVE CORP.***

*"Anton (Tony) J. Drescher"*

Per:
Anton (Tony) J. Drescher
Director

/ald
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

For release October 20, 2004

Contact: USVO, Inc.
Phone: 860 434 5535 - Ext 125
e-mail: filmtracer@usvo.com

# USVO FORMS PARTNERSHIP WITH LIGHTNING MEDIA AND iO FILM; NEW *TOTAL SOLUTIONS PACKAGE* WILL BE SHOWCASED AT AFM

***Unique Alliance Provides Hands-on, Custom Solutions for Independent Filmmakers***

(Old Lyme, CT - October 20, 2004) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), **Lightning Media, and iO Film** have joined forces in a unique partnership combining extensive post-production and digital intermediate services with powerful anti-piracy security protection. The new venture provides a streamlined, comprehensive solution for independent filmmakers to manage their projects, and will be introduced by the three companies in a shared exhibit space at the American Film Market in Santa Monica, CA, November 3 - 10.

*"The American Film Market, with our two partners, is the perfect venue for showcasing our new and unique package to the entertainment community,"* said Edwin Molina, President and CEO of USVO. *"We're very excited to present MediaSentinel to the film industry as a viable deterrent against the piracy epidemic that has resulted in staggering financial losses each year."* The new partnership blends Lightning Media's full complement of post-production services and iO Film's digital film finishing capabilities with USVO's MediaSentinel, the powerful anti-piracy digital watermarking technology.

The three partners will premiere their ***Total Solutions Package*** at AFM. The booth is located on the 5th floor Atrium, on the wall of the ICB Buyers Lounge, and will be accessible to the public. Filmmakers will be presented with one centralized location for completing every phase of the post-production delivery process. Post-production advisors and specialists will be on hand as well, to answer questions and discuss project specifications. *"We want filmmakers to know we're available not just to handle their post-production needs, but also to consult with them before they begin their projects,"* states Stephen Buchsbaum, CEO of Lightning Media. *"Our goal is to help them complete their films with the best quality and protect them with the latest security, while helping them stay within their budgets."*

*"What's exciting about our AFM presence this year is that we're offering independent filmmakers a one-stop shop solution for their film-finishing needs. In addition, we're three companies that together provide a much more 'filmmaker-friendly' environment for our clients, and we're able to provide hands-on, custom solutions for the projects that we service,"* states iO Film's President, Tim Krubsack.

-more-

**About USVO:**
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

**About Lightning Media:**
Lightning Media services all duplication and new media needs from HD and video duplication to DVD authoring and replication, audio and video compression, and Internet design and development. Three full service facilities cater to a vast client base ranging from leading motion picture studios, television production companies, independent filmmakers and web video producers to film students and array of corporate and consumer clients. Lightning Media is committed to exceptional customer service, quality control and "lightning-fast" turnaround; featuring the most advanced and reliable equipment available today. Lightning Media's climate-controlled, secure vault is a trusted source for storing master materials. Lightning Media has three full service facilities located in Hollywood, Burbank and Santa Monica, and a new replication facility in Valencia, California. On a recent visit from the MPAA to conduct security procedures review Lightning Media was given the "no recommendation improvement rating." For more information, www.lightning-media.net.

**About iO Film:**
iO Film provides DI film finishing, film scanning, film recording and hi-definition post-production services to the entertainment industry. Recent projects include: *Crash* (DI) for Bull's Eye Entertainment/Lions Gate Films, *Hooligans* (DI) for Odd Lot Entertainment, and *DIG!* (DI) for Palm Pictures; *The United States of Leland* (digital opticals) for Paramount Classics; and *Maria, Full of Grace* (opticals and titles) for HBO Films/Fine Line Features. The facility is located in North Hollywood, CA. For more information, visit www.iofilm.net.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

*"Edwin Molina",*
President and CEO

**USA Video Interactive** Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com



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